COMMENTS RECEIVED ON NOVEMBER 8, 2013

FROM EDWARD BARTZ

FIDELITY COMMONWEALTH TRUST (File Nos. 002-52322 and 811-02546)

Fidelity Advisor Event Driven Opportunities Fund, Fidelity Event Driven Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 125

1. All funds

Fee Tables (prospectuses)

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. All funds

"Fund Summary" (prospectuses)

"Fee Table"

[B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [__]%. This arrangement will remain in effect through [Month] [Day], [Year]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]

C: The Staff would like confirmation that the arrangement discussed in the above footnote will remain in effect 1 year or more from the effective date of the registration statement.

R: The arrangement will remain in effect through June 30, 2015. Disclosure will be updated to include this date in the b-filing for each fund.

3. All funds

"Fund Summary" (prospectuses)

"Fee Table"

C: The Staff requests confirmation that the agreements will be filed as exhibits to the registration statement.

R: As disclosed, these expense reimbursement arrangements will remain in effect for at least a year from the effective date of the prospectus, but there are no agreements to be filed under Item 28(h). Instead, these particular arrangements are an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

4. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing primarily in common stocks."

C: The Staff requests that we disclose the market capitalization policy for each fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

5. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff believes that each fund should have a policy to invest at least 80% of its assets in companies that are experiencing an event.

R: The name "Event Driven Opportunities" does not suggest that the funds focus on a particular type of investment. Instead, it suggests that the funds pursue an investment strategy focused on companies involved in special situation events, such as spin-offs, corporate reorganizations and index deletions. Because the funds' names reflect their specialized investment strategy rather than a type of investment, we do not believe they are required to have the 80% policy suggested by the Staff. Cf. Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 9.

6. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

  "Investing in lower-quality debt securities."

C: The Staff requests that we disclose the maturity policy for each fund.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity. Accordingly, we have not modified disclosure

7. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Investing in lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

8. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add growth and value investing risks to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses each fund's principal investment risks. Accordingly, we have not modified disclosure. However, while not principal risks per se, we note that the possibility for market developments to affect different types of markets and different types of securities - such as value stocks and growth stocks - differently is addressed under "Stock Market Volatility" in the "Fund Summary" and "Fund Details" sections.

9. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add a risk to address the risk that an event may not lead to appreciation of a company's stock.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses each fund's principal investment risks. In this regard we call the Staff's attention to the following disclosure under "Issuer-Specific Changes" (emphasis added): "The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. The value of securities in companies involved in a special situation event can perform differently from the market as a whole and other types of stocks, and can be more volatile than that of other issuers."

10. Fidelity Event Driven Opportunities Fund and Fidelity Advisor Event Driven Opportunities Fund (Institutional Class)

"Fund Distribution"(prospectuses)

"If payments made by the Adviser to FDC or to intermediaries under the Distribution and Service Plan were considered to be paid out of the fund's assets on an ongoing basis, they might increase the cost of your investment and might cost you more than paying other types of sales charges."

C: The Staff requests that we change "might" to "would."

R: Because Fidelity Event Driven Opportunities Fund and Institutional Class of Fidelity Advisor Event Driven Opportunities Fund do not pay 12b-1 fees for the sale and distribution of shares under their Rule 12b-1 plans, we believe the disclosure is more accurate as written and that a strict read of Item 12(b) (which also requires disclosure of the amount of distribution fee payable) is inapplicable in this instance. Accordingly, we have not modified disclosure.

11. All funds

"Investment Policies and Limitations" (SAIs)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that if a fund holds any credit default swaps in its portfolio, at this time it would expect to value those at the full notional amount of each transaction for purposes of segregation.

12. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

13. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

14. Fidelity Advisor Event Driven Opportunities Fund

"Fund Summary" (prospectus)

"Fee Table"

"A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively."

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "1.00%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. While that would technically be consistent with Instruction 2(a)(ii) to Item 3, which contemplates disclosure of more than one type of sales charge, we believe that this result would not be appropriate for this fund as it does not charge both a front-end sales charge and deferred sales charge with respect to the same shares. Therefore, reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

15. Fidelity Advisor Event Driven Opportunities Fund

"Fund Summary" (prospectus)

"Fee Table"

[B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class A, Class T, and Class C of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed the following rates:

Class A

Class T

Class C

%	%	%

These arrangements will remain in effect through [Month] [Day], [Year]. FMR may not terminate these arrangements before the expiration date without the approval of the Board of Trustees.]

C: The Staff takes the position that the table portion of footnote "B" looks like a second table and not part of the footnote. The Staff requests that we include the information within a footnote and not as a separate table.

R: We believe that the information included in footnote "B" to the fee table is presented in a manner consistent with General Instruction C.3(a) of Form N-1A, which requires that the information disclosed in the prospectus and statement of additional information be presented in a way that makes it easy for investors to understand. Consistent with the instruction and given the multiple class structure of the fund, the tabular form of this footnote allows for the most effective presentation and communication of the fund's multiple expense cap arrangements.

16. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.